                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of Ito-Yokado Co., Ltd.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  x         Form 40-F
                            -----                -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                         Yes                   No  x
                            -----                -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

[Translation]

                                                                   June 25, 2003

To:    Each of the Parties Concerned

                 Name of the Company:         Ito-Yokado Co., Ltd.
                 Address of Head Office:      1-4, Shiba Koen 4-chome,
                                              Minato-ku, Tokyo
                 Name of Representative
                 of the Company:              Sakae Isaka
                                              President and Representative
                                              Director

                 (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)

                 Addressee to Contact:        Shiro Ozeki
                                              Director of Finance Division
                                              Tel: 03-3459-2783 (direct)

NOTICE OF PURCHASE RESULTS OF THE COMPANY'S OWN SHARES THROUGH TOSTNET-2

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that the Company acquired its own shares as follows:

                                   Particulars

(1) Type of shares:                   Shares of common stock of the Company
(2) Number of shares purchased:       1,000,000 shares
(3) Purchase price per share:         3,060 yen
(4) Date of purchase                  Wednesday, June 25, 2003
(5) Method of purchase:               Purchases through ToSTNeT-2* on the
                                      Tokyo Stock Exchange

(Note)
ToSTNeT-2 is a share trading system on the Tokyo Stock Exchange that operates outside the regular trading period of 9:00 to 11:00 am and 12:30 to 3:00pm.

(Reference)
Resolutions at the 45th Ordinary General Meeting of Shareholders held on May 22, 2003:

Type of shares to be acquired:            Shares of common stock of the Company
Maximum number of shares to be acquired:  8 million shares
Maximum amount of total purchase price:   30 billion yen

Total number and total purchase price of its own shares acquired from May 22, 2003 to June 25, 2003 within the authorization which was granted at the Ordinary General Meeting of Shareholders

Total number of shares acquired:          4,000,000 shares
Total purchase price:                     11,888,325,000 yen

                                                                         - End -

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            ITO-YOKADO CO., LTD.
                                            (Registrant)

June 25, 2003

                                            By: /s/ Noritoshi Murata
                                                -------------------------------
                                                Senior Managing Director
                                                and Chief Financial Officer